UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                            ESC MEDICAL SYSTEMS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.10 par value per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M40868107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      Asher B. Edelman                           Todd J. Emmerman, Esq.
      717 Fifth Avenue                           c/o Rosenman & Colin LLP
      New York, New York  10022                  575 Madison Avenue
      (212) 371-7711                             New York, New York  10022
                                                 (212) 940-8873

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 24, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edelman Value Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            518,900 Shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        518,900 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      518,900 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.88%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Edelman Value Fund, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            672,320 Shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        672,320 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      672,320 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.44%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Asher B. Edelman & Associates LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Turks and Caicos
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            672,320 Shares (comprised of shares owned by Edelman
  OWNED BY              Value Fund, Ltd.)
    EACH                --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        672,320 Shares (comprised of shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      672,320 Shares (comprised of shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.44%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      A.B. Edelman Management Company, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            518,900 Shares (comprised of shares owned by Edelman
  OWNED BY              Value Partners, L.P.)
    EACH                --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        518,900 Shares (comprised of shares owned by Edelman Value Partners, L.P.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      518,900 Shares (comprised of shares owned by Edelman Value Partners, L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.88%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Asher B. Edelman
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,191,220 Shares (comprised of shares owned by Edelman
  OWNED BY              Value Partners, L.P. and shares owned by Edelman Value
    EACH                Fund, Ltd.)
  REPORTING             --------------------------------------------------------
   PERSON         9     SOLE DISPOSITIVE POWER
    WITH

                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,191,220 Shares (comprised of shares owned by Edelman Value Partners, L.P. and shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,191,220 Shares (comprised of shares owned by Edelman Value Partners, L.P. and shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.32%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robin Rodriguez
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        50,000 Shares (includes 17,300 shares owned by Mr.
                        Rodriguez's wife)
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            352,500 Shares (comprised of shares owned by Cordell
  OWNED BY              Consultants, Inc. (VA) Money Purchase Plan, Kamikaze
    EACH                Trading LLC and Amalgamated Sludge LLC)
  REPORTING             --------------------------------------------------------
   PERSON         9     SOLE DISPOSITIVE POWER
    WITH
                        50,000 Shares (includes 17,300 shares owned by Mr.
                        Rodriguez's wife)
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        352,500 Shares (comprised of shares owned by Cordell Consultants, Inc. (VA) Money Purchase Plan, Kamikaze Trading LLC and Amalgamated Sludge LLC)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      402,200 Shares (including shares owned by Cordell Consultants, Inc. (VA) Money Purchase Plan, Kamikaze Trading LLC and Amalgamated Sludge LLC)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.55%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cordell Consultants, Inc. (VA) Money Purchase Plan
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY
--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            39,600 Shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        39,600 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      39,600 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.15%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kamikaze Trading LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            157,950 Shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        157,950 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      157,950 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .61%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

--------------------------------
CUSIP No. M40868107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Amalgamated Sludge LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            154,950 Shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        154,950 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      154,950  Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .59%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 6 (the "Amendment") amends the Schedule 13D filed on March 17, 1999 (the "Original Schedule 13D") which was amended by Amendment No. 1 to the Original Schedule 13D filed on March 18, 1999, Amendment No. 2 to the Original Schedule 13D filed on March 23, 1999, Amendment No. 3 to the Original Schedule 13D filed on April 16, 1999, Amendment No. 4 to the Original
Schedule 13D filed on May 18, 1999 and Amendment No. 5 to the Original Schedule 13D filed on July 16, 1999, on behalf of (i) Edelman Value Partners, L.P., a Delaware limited partnership ("Edelman Value Partners"), (ii) Edelman Value Fund, Ltd., a British Virgin Islands corporation ("Edelman Value Fund"), (iii) A.B. Edelman Management Company, Inc., a New York corporation ("Edelman Management"), (iv) Asher B. Edelman & Associates LLC, a Turks and Caicos limited liability company ("Edelman Associates"), (v) Asher B. Edelman (Asher B. Edelman, Edelman Value Partners, Edelman Value Fund, Edelman Associates and Edelman Management are hereinafter collectively referred to as the "Edelman Entities"), (vi) Kamikaze Trading LLC, a Virginia limited liability company ("Kamikaze"), (vii) Amalgamated Sludge LLC, a Nevada limited liability company ("Amalgamated"), (viii) Cordell Consultants, Inc. (VA) Money Purchase Plan, a Virginia corporation ("Cordell"), and (ix) Robin Rodriguez (Robin Rodriguez, Kamikaze, Amalgamated and Cordell are hereinafter collectively referred to as the "Rodriguez Entities"), with respect to the Ordinary Shares, par value NIS
0.10 per share (the "Shares") of ESC Medical Systems Ltd., a company incorporated in the State of Israel (the "Company"). Capitalized terms herein which are not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended as follows:

            The aggregate amount of funds used by Edelman Value Partners to purchase Shares since the date of Amendment No. 5 to the Original Schedule 13D was $583,186. The source of funds used by Edelman Value Partners to purchase such Shares was working capital.

            The aggregate amount of funds used by Edelman Value Fund to purchase Shares since the date of Amendment No. 5 to the Original Schedule 13D was $753,531. The source of funds used by Edelman Value Fund to purchase such Shares was working capital.

Item 4. Purpose of Transaction.

            Item 4 is hereby amended as follows:

            Following the June 1999 reconstitution of the Company's Board in a manner deemed favorable by the Reporting Persons, the Edelman Entities and the Rodriguez Entities ceased to have any agreement with respect to their respective investments in the Company.

Item 5. Interest in Securities of the Issuer.

            (a) Item 5(a) is hereby amended and restated to read as follows:

            The aggregate percentage of the outstanding Shares of the Company reported owned by each Reporting Person is based upon 27,562,492 Shares of the Company outstanding, as of September 30, 1998, as reported in the Company's quarterly report on Form 10-Q for the period ended September 30, 1999.

            As of the close of business on January 24, 2000.

                  (i) Edelman Value Partners owns 518,900 Shares which constitute approximately 1.88% of the Shares of the Company outstanding;

                  (ii) Edelman Management owns no Shares of the Company. As sole General Partner of Edelman Value Partners, Edelman Management may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 518,900 Shares owned by Edelman Value Partners. Such Shares constitute approximately 1.88% of the Shares of the Company outstanding;

                  (iii) Edelman Value Fund owns 672,320 Shares which constitute approximately 2.44% of the Shares of the Company outstanding;

                  (iv) Edelman Associates owns no Shares of the Company. As the Investment Manager of Edelman Value Fund, Edelman Associates may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 672,320 Shares owned by Edelman Value Fund. Such Shares constitute approximately 2.44% of the Shares of the Company outstanding;

                  (v) Asher B. Edelman owns no Shares of the Company. As the President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners, and as the Member of Edelman Associates, which is the Investment Manager of Edelman Value Fund, Asher
      B. Edelman may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of 518,900 Shares of the Company owned by Edelman Value Partners and the 672,320 Shares of the Company owned by Edelman Value Fund. Such Shares, in the aggregate, constitute approximately 4.32% of the Shares of the Company outstanding;

                  (vi) Cordell owns 39,600 Shares of the Company which constitute approximately 0.15% of the Shares of the Company outstanding;

                  (vii) Kamikaze owns 157,950 Shares of the Company which constitute approximately 0.61% of the Shares of the Company outstanding;

                  (viii) Amalgamated owns 154,950 Shares of the Company which constitute approximately 0.59% of the Shares of the Company outstanding;

                  (ix) Robin Rodriguez owns 50,000 Shares of the Company (including 17,300 Shares held by Mr. Rodriguez's wife) which constitute approximately 0.19% of the Shares of the Company outstanding. In addition, as the Managing Member of Kamikaze, the Managing Member of Amalgamated and the President and sole director of Cordell, Robin Rodriguez may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules to be the beneficial owner of the 157,950 Shares of the Company owned by Kamikaze, the 154,950 Shares of the Company owned by Amalgamated and the 39,600 Shares of the Company owned by Cordell. Such Shares (including those held by Mr. Rodriguez) in the aggregate constitute approximately 1.55% of the Shares of the Company outstanding.

            (c) Item 5(c) is hereby amended as follows:

            Set forth below is a description of all transactions in Shares of the Company that were effected by any of the Reporting Persons within the last 60 days. All such transactions were effected on the open market.

                                                      Number       Price
         Entity           Purchase/Sale    Date      Of Shares   per Share
         ------           -------------    ----      ---------   ---------

Edelman Value Partners          P         11/30/99      7,000    $   5.25
Edelman Value Fund              P         11/30/99     10,000    $   5.40
Edelman Value Partners          P         12/14/99        500    $   5.52
Edelman Value Partners          S         12/16/99      8,000    $   6.39248
Edelman Value Fund              S         12/16/99     14,200    $   6.39248
Edelman Value Fund              S         12/17/99      6,000    $   7.13766
Edelman Value Partners          S         12/17/99      6,000    $   7.13766
Edelman Value Partners          S         12/21/99     10,000    $   7.45445
Edelman Value Fund              S         12/21/99     13,100    $   7.45445
Edelman Value Fund              S         12/22/99      5,000    $   7.62724
Edelman Value Partners          S         12/22/99      5,000    $   7.62724
Edelman Value Partners          P         12/28/99      4,000    $   7.9121
Edelman Value Fund              P         12/28/99      6,100    $   7.9121
Edelman Value Partners          P         12/29/99      3,000    $   8.5454
Edelman Value Fund              P         12/29/99      4,500    $   8.5454
Edelman Value Fund              P         12/30/99     12,900    $   9.1498
Edelman Value Partners          P         12/30/99      7,000    $   9.1498
Edelman Value Partners          P         12/31/99      3,000    $   9.125
Edelman Value Partners          P         12/31/99     20,000    $   9.536
Edelman Value Fund              P         12/31/99     27,900    $   9.536
Edelman Value Fund              S         1/3/00        5,500    $   9.7531
Edelman Value Partners          S         1/3/00        4,500    $   9.7531
Edelman Value Fund              S         1/7/00       10,000    $   8.666
Edelman Value Partners          S         1/7/00        7,700    $   8.666
Edelman Value Fund              S         1/12/00      10,000    $   5.00 (1)
Edelman Value Partners          S         1/18/00       8,100    $   5.00 (1)
Edelman Value Fund              S         1/18/00       2,500    $   5.00 (1)
Edelman Value Partners          S         1/20/00      16,000    $  11.5563
Edelman Value Fund              S         1/20/00      16,000    $  11.5563
Edelman Value Partners          S         1/21/00      17,500    $   7.50 (1)
Edelman Value Fund              S         1/21/00      14,400    $  11.546
Edelman Value Partners          S         1/21/00      14,000    $  11.546
Edelman Value Partners          S         1/24/00      46,900    $   5.00 (1)
Edelman Value Partners          S         1/24/00      61,200    $   7.50 (1)
Edelman Value Partners          S         1/24/00      10,000    $  10.00 (1)
Edelman Value Fund              S         1/24/00      42,500    $   5.00 (1)
Edelman Value Fund              S         1/24/00      88,800    $   7.50 (1)
Edelman Value Fund              S         1/24/00      16,000    $  10.00 (1)

---------
(1)   Transaction effected on exercise of call option.

            (e) Item 5(e) is hereby amended as follow:

            As of June 1999, the Rodriguez Entities ceased to be members of a "group" owning more than five percent of the outstanding Shares of the Company.

            As of January 24, 2000, the Edelman Entities ceased to beneficially own, in the aggregate, more than five percent of the outstanding Shares of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Item 6 is hereby amended and as follows:

            Between November 19, 1999 and January 6, 2000, Edelman Value Partners and Edelman Value Fund wrote call options with respect to an aggregate of 546,400 Shares with exercise prices ranging between $5.00 and $10.00 per option. As of January 24, 2000, options with respect to 303,500 Shares had been exercised.

Item 7. Material to be Filed as Exhibits.

            Item 7 is hereby restated as follows:

            Exhibit 1: Agreement Pursuant to Rule 13d-1(k)

            Exhibit 2: Power of Attorney by the Reporting Persons in favor of
                       Scott G. Kasen

            Exhibit 5: Agreement by Asher B. Edelman & Associates LLC to be
                       Bound by Provisions of Joint Filing Agreement and Power of Attorney.

                                    SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

            Dated: January 25, 2000


                        /s/ Scott G. Kasen
                        --------------------------------------------------------
                        Scott G. Kasen, as attorney-in-fact for each of Asher B. Edelman, Edelman Value Partners, L.P., Edelman Value Fund, Ltd., A.B. Edelman Management Company, Inc., Asher
                        B. Edelman & Associates LLC, Robin Rodriguez, Kamikaze Trading LLC, Amalgamated Sludge LLC and Cordell Consultants, Inc. (VA) Money Purchase Plan